                                                                     EXHIBIT 8.1

               [PROSKAUER ROSE GOETZ & MENDELSOHN LLP LETTERHEAD]


                                            December 22, 1995


CableMaxx, Inc.
6850 Austin Center Boulevard
Austin, TX  78731

Gentlemen:

         You have requested our opinion as to whether the merger (the "CMAX Merger") of Heartland Merger Sub 2, Inc. ("CMAX Merger Sub"), a wholly owned subsidiary of Heartland Wireless Communications, Inc. ("Heartland"), into CableMaxx, Inc. ("CMAX") will constitute a "reorganization" within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code").

         Upon the consummation of the CMAX Merger, pursuant to the Agreement and Plan of Merger dated September 11, 1995 (the "CMAX Merger Agreement") among Heartland, CMAX and the CMAX Merger Sub, all of the outstanding common stock of CMAX ("CMAX Common Stock") will be converted into common stock of Heartland ("Heartland Common Stock").

         Our opinion is based on CMAX's understanding that Heartland has no present intention to cause CMAX to dispose of its assets other than in the ordinary course of business and except for the San Antonio system and its wireless cable channel rights in Salt Lake City. However, the CMAX Merger Agreement does not restrict Heartland, in any manner, from disposing of all or any portion of the CMAX assets.

         In our opinion, the CMAX Merger should constitute a reorganization within the meaning of either Code section 368(a)(1)(A), by reason of Code section 368(a)(2)(E), or Code section 368(a)(1)(B), although, as discussed below, the matter is not free from doubt.

         If the CMAX Merger constitutes a reorganization, (a) no gain or loss (other than with respect to cash received in lieu of a fractional share of Heartland Common Stock) will

CableMaxx, Inc.
December 22, 1995
Page 2


be recognized by a holder of CMAX Common Stock upon the receipt of Heartland Common Stock in exchange for the holder's CMAX Common Stock, (b) the tax basis in the Heartland Common Stock (including a fractional share) received by a holder of CMAX Common Stock will be the same as that holder's tax basis in the CMAX Common Stock exchanged therefor, (c) the holding period for Heartland Common Stock (including a fractional share) received will include the holding period for the shares of CMAX Common Stock exchanged therefor, and (d) a holder of CMAX Common Stock who received cash in lieu of a fractional share of Heartland Common Stock will recognize capital gain or loss in an amount equal to the difference between the amount of that cash and the portion of that holder's tax basis in the shares of CMAX Common Stock that is allocable to that fractional share (the gain or loss will be long-term or short-term depending on the holding period for those shares of CMAX Common Stock).

         The reasons there is doubt as to whether the CMAX Merger will constitute a reorganization are a lack of (a) any contractual requirement in the CMAX Merger Agreement that Heartland retain any of the CMAX assets and (b) authority as to how the continuity of shareholder interest requirement of a reorganization is to be applied in the case of an acquired corporation the stock of which is publicly traded. As to (a), if Heartland were to dispose of most of the CMAX wireless cable systems and those dispositions were treated for federal income tax purposes as related to the CMAX Merger, that transaction might not satisfy the continuity of business requirement of a reorganization. As to (b), prior to 1991 (when the Internal Revenue Service (the "Service") ceased to issue private letter rulings with respect to reorganizations) it was the Service's practice, in connection with the issuance of private letter rulings with respect to reorganizations involving a publicly traded acquired corporation, generally to treat shares of acquiring corporation stock received by acquired corporation shareholders who owned less than 5% of the acquired corporation stock as automatically constituting a continuing shareholder interest, except to the extent that management was aware of a current plan or intention on the part of such shareholders to sell the acquiring corporation's stock. Based on that treatment, the CMAX Merger would satisfy the continuity of shareholder interest requirement, despite the fact that Charter Wireless Cable Holdings, L.L.C. ("Charter Wireless") (the owner of approximately 52.7% of the outstanding shares of CMAX Common

CableMaxx, Inc.
December 22, 1995
Page 3


Stock) intends to sell as soon as possible after the consummation of the CMAX Merger all the shares of Heartland Common Stock received by it, pursuant to a registration rights agreement with Heartland to be executed at the closing of the CMAX Merger. If, however, the Service took the position that the shares of Heartland Common Stock received by the holders of the CMAX Common Stock other than Charter Wireless do not automatically constitute a continuing shareholder interest, and that position were upheld by the courts, the CMAX Merger might not satisfy the continuity of shareholder interest requirement, and therefore not constitute a reorganization.

         If the CMAX Merger does not constitute a reorganization, each holder of CMAX Common Stock will recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares of Heartland Common Stock received by that holder and the holder's tax basis in the shares of CMAX Common Stock exchanged therefor (the gain or loss will be long-term or short-term depending on the holding period for those shares of CMAX Common Stock). Each holder that recognizes gain will incur tax liability with respect to that gain except to the extent the gain is offset by deductible losses.

         The foregoing opinion is based on the Code, Treasury Regulations thereunder, Service rulings and other promulgations and judicial decisions, in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. The opinion does not address all of the tax consequences that may be relevant to a holder of CMAX Common Stock in light of such holder's particular circumstances or to holders subject to special tax rules, such as dealers in securities, foreign persons, financial institutions, tax-exempt organizations and insurance companies. In addition, it does not address the tax consequences to holders of options under the 1993 CableMaxx, Inc. Stock Option Plan. It also does not address the consequences of the CMAX Merger under state, local or foreign tax statutes.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 of Heartland and to the references to our firm under the caption "Legal Matters" in the Joint Proxy/Prospectus of Heartland and CableMaxx contained in such Registration Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section

CableMaxx, Inc.
December 22, 1995
Page 4



7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                   Very truly yours,

                                   /s/ Proskauer Rose Goetz & Mendelsohn LLP